November 7, 2005


By facsimile to (949) 625-8885 and U.S. Mail


Ms. Helen C. Cary
President and Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, CA 92203

Re:	Midnight Candle Company
	Registration Statement on Form SB-2
	Filed September 21, 2005
File No. 333-128477

Dear Ms. Cary:

	We reviewed the filing and have the comment below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Summary, page 4
1. Throughout your filing, references to the establishment and functionality of your website are inconsistent. For example, your summary information suggests that you have "established [your] website at www.midnightcandleco.com" but that "in order to generate revenues, [you] must establish [your] website". Please also clarify what you mean when you state that the website is operational but not fully functional. Explain what is required to bring the website into a fully functional state.


Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, MCC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MCC thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MCC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MCC requests acceleration of the registration statement`s effectiveness, MCC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MCC from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* MCC may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MCC provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Nilima N. Shah,
Accounting Branch Chief A, at (202) 551-3255. You may direct questions on other comments and disclosure issues to Edward M.
Kelly,
Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Savoy Financial Group
	6767 West Tropicana Avenue, Suite 207
	Las Vegas, NV 89103

	Wendy E. Miller, Esq.
		2549B Eastbluff Drive, #437
	Newport Beach, CA 92660



Ms. Helen C. Cary
November 7, 2005
Page 3








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE